Exhibit 14

Code of Ethics for the Chief Executive Officer and the Senior Financial Officers1

The Chief Executive Officer and each senior financial officer of AGL Resources Inc. (the “Company”) shall adhere to and advocate the following principles and responsibilities governing his or her professional and ethical conduct:

1.	Act with honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.
Avoid conflicts of interest and disclose to the Company’s Chief Compliance Officer, unless the Chief Compliance Officer is involved in the matter, then to the Chairman of the Audit Committee of the Board of Directors, any material transaction or relationship that reasonably could be expected to give rise to such conflict or the appearance of same.

3.
Provide information that is full, fair, accurate, timely and understandable in the periodic reports filed with, or submitted to, the Securities and Exchange Commission and in other communications made by the Company.

4.	Comply with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

5.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

6.	Deal fairly with the Company’s customers, suppliers, competitors and employees and not take advantage of anyone through any unfair-dealing practice.

7.
Respect and maintain the confidentiality of information acquired in the course of his or her work except when disclosure is authorized or otherwise legally mandated. Not use confidential information acquired in the course of his or her work for personal advantage.

8.	Share knowledge and maintain skills important and relevant to his or her constituents’ needs.

9.	Proactively promote ethical behavior as a responsible partner among peers in his or her work environment.

10.	Achieve responsible use of and control over all assets and resources employed by, or entrusted to, him or her.

11.
Promptly report to the Chief Compliance Officer, unless the Chief Compliance Officer is involved in the matter, then to the Chairman of the Audit Committee of the Board of Directors, any violation of this Code.

Violations of this Code are strictly prohibited and may result in disciplinary action up to and including termination of employment. Please refer to the “Prohibited Conduct” section in the Employee Handbook for further details. Violations of the standards outlined in this Code also could result in criminal penalties or civil liabilities, or both.

1 The term “senior financial officer” applies to the following positions at AGL Resources Inc. and its subsidiaries: Chief Financial Officer; Treasurer; Assistant Treasurer; Executive Vice President - Sequent Energy Management L.P.; Vice President - Controller; Assistant Controller; Vice President and Controller Sequent Energy Management L.P.; Vice President Financial - Business Innovation; Director Budgets & Financial Reporting; and any other financial officer as the Company may from time to time deem applicable. Changes in the universe of individuals who constitute “senior financial officers” for purposes of this Code of Ethics will not be considered an amendment or waiver of any provision of this Code.